NO ACT

P.E.
9/30/2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14008067

Received SEC
OCT 31 2014
Washington, DC 20549

October 31, 2014

Act: 1934
Section:
Rule: 14a-8 (005)
Public
Availability: 10-31-14

Maria Gray
Franklin Resources, Inc.
mgray@frk.com

Re: Franklin Resources, Inc.
Incoming letter dated September 30, 2014

Dear Ms. Gray:

This is in response to your letter dated September 30, 2014 concerning the shareholder proposal submitted to Franklin by William L. Rosenfeld. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: William L. Rosenfeld
FISMA & OMB Memorandum M-07-16

October 31, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Franklin Resources, Inc.
Incoming letter dated September 30, 2014

The proposal requests that the board institute transparent procedures to prevent holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights.

There appears to be some basis for your view that Franklin may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Franklin's proxy materials for meetings held in 2014 and 2013 and that the 2014 proposal received 5.96 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Franklin omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

September 30, 2014

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC
20549

Re: Franklin Resources, Inc.
Shareholder Proposal of William L. Rosenfeld

Ladies and Gentlemen:

We submit this letter on behalf of Franklin Resources, Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by William L. Rosenfeld (the ***"Proponent"***) from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the ***"2015 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal, the Supporting Statement and the Proponent's cover letter submitting the Proposal are attached hereto as **Exhibit A**.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Maria Gray, on behalf of the Company, via email at mgray@frk.com, and to William L. Rosenfeld, the Proponent, via email at FISMA & OMB Memorandum M-07-16***

I. SUMMARY OF THE PROPOSAL

On September 23, 2014, the Company received a letter from the Proponent via email containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

RESOLVED:

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2015 Proxy Materials in reliance on paragraph (i)(12)(ii) of Rule 14a-8, as the proposal deals with substantially the same subject matter as two previously submitted shareholder proposals that were included in the Company's 2013 and 2014 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(12)(ii) as It Relates to Substantially the Same Subject Matter as Two Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission

Under Rule 14a-8(i)(12)(ii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received ... less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years."

1. *The Proposal Deals with Exactly the Same Subject Matter as Two Shareholder Proposals that Were Included in the Company's Proxy Materials in the Last Five Years*

The Proposal is identical to two previously submitted proposals (collectively, the ***"Previous Proposals"***), both also submitted by William L. Rosenfeld. First, the Company included an identical shareholder proposal in its 2013 proxy materials for the annual meeting held on March 13, 2013 (the ***"2013 Proposal,"*** attached as **Exhibit B**).

Second, the Company included an identical shareholder proposal in its 2014 proxy materials for the annual meeting held on March 12, 2014 (the ***"2014 Proposal"***) attached as **Exhibit C**).

As noted above, under Rule 14a-8(i)(12), a company may exclude a shareholder proposal from its proxy materials if such proposal "deals with substantially the same subject matter" as other proposals that the company "previously included in [its] proxy materials within the preceding 5 calendar years."

The Proposal deals with the same subject matter--instituting transparent procedures to avoid holding or recommending investments in companies that substantially contribute to genocide or crimes against humanity---as the Previous Proposals. The resolved clauses of the 2013 Proposal and 2014 Proposal are identical to that of the Proposal.

In addition to the language of the proposal itself, the Proposal and each of the Previous Proposals include supporting statements that are substantially similar, as they all present the proponent's statements regarding the views of investors on the subject matter of the proposal and the Company's ability to implement a "genocide-free" policy. Each supporting statement also includes companies in which the investment vehicles that the Company's affiliates manage are invested that have allegedly supported genocide and crimes against humanity. The 2013 Proposal and the 2014 Proposal supporting statements are identical; there is some minor variation in the supporting statement for the 2015 Proposal. In *ConocoPhillips* (Mar. 5, 2009), the Staff clarified that variations in supporting statements did not impact the applicability of Rule 14a-8(i)(12). Based upon the Staff's exclusion in *ConocoPhillips* the minor variations in the supporting statements are not significant to the determination that the proposals share the same substantive concerns.

Based upon the identical proposals, the identical supporting statements in the Previous Proposals and the substantially similar supporting statement in the Proposal, it is the Company's view that the Proposal and the Previous Proposals deal with "substantially the same subject matter" for purposes of Rule 14a-8(i)(12).

2. ***The Proposal is Excludable Because the Most Recently Submitted of the Previous Proposals Did Not Receive the Support Necessary for Resubmission***

When a previous proposal (or proposals) addressed substantially the same subject matter as a current proposal, Rule 14a-8(i)(12) establishes thresholds with respect to the percentage of shareholder votes cast for the most recent previous proposal that was included in the Company's proxy materials. The most recently submitted of the Previous Proposals, the 2014 Proposal, was included in the Company's 2014 proxy materials. Consistent with the Staff guidance in Staff Legal Bulletin 14 (Jul. 13, 2001) ***("Staff Legal Bulletin 14")***, (1) the Company has "previously included a proposal or proposals dealing with substantially the same subject matter" in its proxy materials within the past two calendar years; and (2) the Company has included such a proposal two times "over the preceding five calendar years." Accordingly, as described in Staff Legal Bulletin 14, "the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on." The voting calculation under Rule 14a-8(i)(12) requires consideration of votes for and votes against a proposal; abstentions and broker non- votes are not included. *See* Staff Legal Bulletin 14. According to the Company's Form 8-K filed on March 13, 2014 (attached as **Exhibit D**), there were 28,841,884 votes cast in favor of, and 454,964,633 votes cast against, the 2014 Proposal. Staff Legal Bulletin 14 states that the calculation is to be made as follows: Votes for the Proposal/(Votes against the Proposal + Votes for the Proposal) = Voting Percentage. Using the votes cast with regard to the proposal at the annual meeting of shareholders at which the identical proposal was submitted to a vote of shareholders, the 2014 Proposal received 5.96% of the vote:
28,841,884/(454,964,633 + 28,841,884) = 28,841,884/483,806,517 = 0.0596.

Thus, the 2014 Proposal failed to receive 6% of the vote, for purposes of Rule 14a-8(i)(12), at the Company's 2014 annual meeting of shareholders. As Rule 14a-8(i)(12)(ii) provides that a company may exclude a proposal that deals with substantially the same subject matter as previously submitted proposals if the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years," it is the Company's view that it may exclude the Proposal in reliance on Rule 14a-8(i)(12)(ii).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (650) 312-2000.

Sincerely,

M Gray

Maria Gray
Vice President and Secretary

Attachments

cc: Mr. William L. Rosenfeld

Exhibit A

*** FISMA & OMB Memorandum M-07-16***

September 23, 2014

Maria Gray, Secretary
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906.

Dear Secretary:

I am writing to submit the attached shareholder proposal for inclusion in Franklin Resources' next proxy statement and for presentation at the next shareholder meeting. I hope that once this issue is on the ballot you will take a favorable, or at least neutral, stance with regard to the proposal.

I hold 299 shares of Franklin Resources, Inc. (BEN) in my E*TRADE trust account. I have held these shares continuously for over one year. I am attaching a copy of a letter from E*TRADE confirming my continuous ownership of shares with a market value in excess of $2,000 since August 17, 2011. I intend to continue to hold the securities through the date of the next meeting of shareholders.

Please confirm receipt of this letter. If for any reason you choose to exclude this proposal from your proxy please notify me by email *** FISMA & OMB Memorandum M-07-16*** , fax *** FISMA & OMB Memorandum M-07-16*** or at the above address.

Thank you for your consideration.

Sincerely,

William L. Rosenfeld

Genocide-free Investing Proposal

WHEREAS

We believe that:

1. Investors do not want their investments to help fund genocide.
   a) While reasonable people may disagree about socially responsible investing, few want their investments to help fund genocide.
   b) KRC Research's 2010 study showed 88% of respondents want their mutual funds to be genocide-free.
   c) Millions of investors voted for similar genocide-free investing proposals, submitted by supporters of Investors Against Genocide, despite active management opposition at Franklin Resources, Fidelity, Vanguard and JPMorgan.
   d) A 2012 genocide-free investing proposal at ING's Emerging Countries Fund passed decisively, 59.8% to 10.7% with 29.5% abstaining.
2. Franklin Resources exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton mutual funds.
3. Examples demonstrate that Franklin Resources' policies inadequately support genocide-free investing because Franklin Resources and the funds it manages:
   a) Hold 698,599,685 PetroChina shares, 3.3% of the class outstanding (12/31/2013). PetroChina, through its controlling shareholder, China National Petroleum Company, is Sudan's largest business partner, thereby helping fund ongoing government-sponsored genocide..
   b) Hold 795,802,363 Sinopec shares, 4.7% of the class outstanding (12/31/2013). Sinopec is another large oil company in Sudan.
   c) Claim to consider "social and political issues in their risk assessment of individual fund holdings," but maintain large holdings of PetroChina/Sinopec despite their connection to genocide, an inherent risk factor.
   d) Excuse holding PetroChina by saying "engagement is better than departure" while providing no evidence of effective engagement.
   e) These investments, while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan's petroleum industry.
4. Individuals, through ownership of shares of Franklin Resources and its funds, may inadvertently invest in companies that help support genocide. With no policy to prevent these investments, Franklin Resources may at any time increase holdings in problem companies.
5. Franklin Templeton's commitment to the UN Principles for Responsible Investment supports genocide-free investing because the company agrees to incorporate social issues into investment decision-making processes.
6. Franklin Resources can implement a genocide-free investing policy because:
   a) Ample alternative investments exist.
   b) Avoiding problem companies need not significantly affect investment performance, as shown in Gary Brinson's classic asset allocation study.
   c) Appropriate disclosure can address any legal concerns regarding the exclusion of problem companies.
   d) Management can easily obtain independent assessments to identify companies connected to genocide.
   e) Other large financial firms (including T. Rowe Price and TIAA-CREF) have policies to avoid such investments.
7. Investor action can influence foreign governments, as in South Africa and South Sudan.

RESOLVED

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

E*TRADE FINANCIAL

E*TRADE Securities LLC
PO Box 484
Jersey City, NJ 07303-0484

tel 1-800-ETRADE-1
www.etrade.com
Member FINRA/SIPC

September 23, 2014

William L. Rosenfeld

*** FISMA & OMB Memorandum M-07-16***

Re: E*TRADE Securities Acct ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Rosenfeld,

This letter is in response to your request for confirmation of the 299 Franklin Res. Inc. (BEN) shares held in E*TRADE Securities account ***FISMA & OMB Memorandum M-07-16*** We appreciate your time in making this request and we are happy to assist you.

Account number ***FISMA & OMB Memorandum M-07-16*** is a brokerage trust account registered to the William L. Rosenfeld Trust UAD 0313/2003 with William L. Rosenfeld as Trustee. This account was opened on January 18, 2007, and is currently in good standing.

Please accept this letter as confirmation that 299 Franklin Res. Inc. (BEN) shares have been held in the above listed account since August 17, 2011. Since that date, the positions have been held at the DTC under E*TRADE Clearing DTC number 0385. In addition, the shares have held a value over $2,000.00. during the entire period of August 17, 2011 through September 23, 2014.

E*TRADE Securities LLC is committed to providing quality customer service. We hope that this information satisfies your request. Should you have any further questions, please feel free to contact a Financial Services Representative at 1-800-ETRADE-1, 24 hours a day, 7 days a week.

Sincerely,

Krista L. Fischer
Correspondence Department
E*TRADE Securities LLC

Exhibit B

PROPOSAL NO. 3

STOCKHOLDER PROPOSAL

Mr. William L. Rosenfeld, *** FISMA & OMB Memorandum M-07-16*** the holder of 100 shares of the Company's common stock, has advised us that he intends to introduce the following proposal at the Annual Meeting:

Genocide-free Investing Proposal

WHEREAS

We believe that:

1. Investors do not want their investments to help fund genocide.
   a) While reasonable people may disagree about socially responsible investing, few want their investments to help fund genocide.
   b) KRC Research's 2010 study showed 88% of respondents want their mutual funds to be genocide-free.
   c) Millions of investors have voted for genocide-free investing proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.
   d) In 2012, a genocide-free investing proposal passed decisively, 59.2% to 10.8% with 29.9% abstaining.
2. Franklin Resources, Inc. exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton mutual funds.
3. The example of PetroChina shows that current policies do not adequately support genocide-free investing because Franklin Resources and the funds it manages:
   a) Are large shareholders of PetroChina, reporting beneficial ownership of 1,479,642,253 shares (7% of the class outstanding) as of December 31, 2011. PetroChina, through its controlling shareholder, China National Petroleum Company, is Sudan's largest business partner, thereby helping fund ongoing government-sponsored genocide and crimes against humanity.
   b) Claim to consider "social and political issues in their risk assessment of individual fund holdings," but maintained large holdings of PetroChina long after being made aware of PetroChina's connection to genocide, an inherent risk factor.
   c) Excused holding PetroChina by saying "engagement is better than departure" while providing no evidence of effective engagement.
   d) Made investments in PetroChina that, while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan's petroleum industry.
4. Individuals, through ownership of shares of Franklin Resources and its funds, may inadvertently invest in companies that help support genocide. With no policy to prevent these investments, Franklin Resources may at any time add or increase holdings in problem companies.
5. No sound reasons prevent having a genocide-free investing policy because:
   a) Ample alternative investments exist.
   b) Avoiding problem companies need not have a significant effect on investment performance, as shown in Gary Brinson's classic asset allocation study.

c) Appropriate disclosure can address any legal concerns regarding the exclusion of problem companies.

d) Management can easily obtain independent assessments to identify companies connected to genocide.

e) Other large financial firms such as T. Rowe Price and TIAA-CREF have avoided investments connected to genocide by divesting problem companies such as PetroChina.

f) Investor action can influence foreign governments, as in South Africa. Similar action on Talisman Energy helped end the conflict in South Sudan.

RESOLVED

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends a vote "AGAINST" this proposal for the following reasons:

Our approach to effecting change differs from that expressed in the proposal. The conditions in the Darfur region of Sudan are deplorable, and we support efforts toward positive and meaningful reform there. We also recognize and are respectful of the fact that there are many different perspectives and opinions on the best way to approach this and similar issues. We believe that fostering economic and business development through investment can often help in achieving reforms.

The Company has responsibilities to our stockholders and our investment advisor subsidiaries have responsibilities to the clients on whose behalf they hold securities. The Company must act in what it believes to be the best interests of the corporation and its stockholders, including with respect to decisions on how to invest its capital. Its subsidiaries that advise mutual funds have responsibilities to the fund shareholders to make investment decisions that are consistent with the investment guidelines contained in a fund's prospectus. In keeping with these obligations, our investment advisors consider all material factors in assessing the merits of an investment and seek to achieve the best investment results for the funds they advise, consistent with stated investment goals and policies.

The Franklin Templeton Investments organization considers human rights as part of the investment management process. We recognize that human rights, environmental, social and governance issues have the potential to affect the performance of an investment and, therefore, believe that consideration of these issues should be incorporated into mainstream investment analysis and decision-making processes. We believe that our investment approach, which considers these issues on an investment-by-investment basis and as part of the overall investment management process, is preferable to the approach recommended by this stockholder proposal.

The Company and its subsidiaries comply with all applicable legal and regulatory restrictions on investments. United States law prohibits investments in companies owned or controlled by the government of Sudan. Our investment advisors are committed to complying fully with these investment sanctions and any additional investment sanctions that the United States government might enact with respect to companies doing business in Sudan or any other country. We recognize and respect that investors, including those investing in the funds our investment advisors manage, have other investment opportunities open to them should they wish to avoid investments in certain companies or countries. However, we do not believe that adding additional procedures limiting otherwise lawful investments and our investment advisors' ability to select the best investments for their investors would be in the best interests of our stockholders or the shareholders in the funds our subsidiaries advise.

Accordingly, the Board recommends a vote AGAINST this proposal.

Exhibit C

PROPOSAL NO. 5

STOCKHOLDER PROPOSAL

A common stockholder of the Company, has advised us that he will ask you to vote on his proposal at the Annual Meeting. **THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL.**

Genocide-free Investing Proposal

Mr. William L. Rosenfeld, *** FISMA & OMB Memorandum M-07-16*** the holder of 300 shares of the Company's common stock as of September 17, 2013, has submitted the following proposal:

WHEREAS

We believe that:

1. Investors do not want their investments to help fund genocide.
   a) While reasonable people may disagree about socially responsible investing, few want their investments to help fund genocide.
   b) KRC Research's 2010 study showed 88% of respondents want their mutual funds to be genocide-free.
   c) Millions of investors have voted for genocide-free investing proposals similar to this one, submitted by supporters of Investors Against Genocide, despite active management opposition.
   d) In 2012, a genocide-free investing proposal passed decisively, 59.8% to 10.7% with 29.5% abstaining.
2. Franklin Resources, Inc. exercises investment discretion over its own assets and, through investment management contracts, those of Franklin and Templeton mutual funds.
3. The example of PetroChina shows that, current policies do not adequately support genocide-free investing because Franklin Resources and the funds it manages:
   a) Are large shareholders of PetroChina, reporting beneficial ownership of 1,470,026,753 shares (7% of the class outstanding) as of December 31, 2012. PetroChina, through its controlling shareholder, China National Petroleum Company, is Sudan's largest business partner, thereby helping fund ongoing government-sponsored genocide and crimes against humanity.
   b) Claim to consider "social and political issues in their risk assessment of individual fund holdings," but maintained large holdings of PetroChina long after being made aware of PetroChina's connection to genocide, an inherent risk factor.
   c) Excused holding PetroChina by saying "engagement is better than departure" while providing no evidence of effective engagement.
   d) Made investments in PetroChina that, while legal, are inconsistent with U.S. sanctions explicitly prohibiting transactions relating to Sudan's petroleum industry.
4. Individuals, through ownership of shares of Franklin Resources and its funds, may inadvertently invest in companies that help support genocide. With no policy to prevent these investments, Franklin Resources may at any time add or increase holdings in problem companies.
5. No sound reasons prevent having a genocide-free investing policy because:
   a) Ample alternative investments exist.

b) Avoiding problem companies need not have a significant effect on investment performance, as shown in Gary Brinson's classic asset allocation study.

c) Appropriate disclosure can address any legal concerns regarding the exclusion of problem companies.

d) Management can easily obtain independent assessments to identify companies connected to genocide.

e) Other large financial firms such as T. Rowe Price and TIAA-CREF have avoided investments connected to genocide by divesting problem companies such as PetroChina.

f) Investor action can influence foreign governments, as in South Africa. Similar action on Talisman Energy helped end the conflict in South Sudan.

RESOLVED

Shareholders request that the Board institute transparent procedures to avoid holding or recommending investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed. In the rare case that the company's duties as an advisor require holding these investments, the procedures should provide for prominent disclosure to help shareholders avoid unintentionally holding such investments.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends a vote "AGAINST" this proposal for the following reasons:

Our approach to effecting change differs from that expressed in the proposal. The conditions in the Darfur region of Sudan are deplorable, and we support efforts toward positive and meaningful reform there. We also recognize and are respectful of the fact that there are many different perspectives and opinions on the best way to approach this and similar issues. We believe that fostering economic and business development through investment can often help in achieving reforms.

The Company has responsibilities to our stockholders and our investment adviser subsidiaries have responsibilities to the clients on whose behalf they hold securities. The Company must act in what it believes to be the best interests of the corporation and its stockholders, including with respect to decisions on how to invest its capital. Its subsidiaries that advise mutual funds have responsibilities to the fund shareholders to make investment decisions that are consistent with the investment guidelines contained in a fund's prospectus. In keeping with these obligations, our investment advisers consider all material factors in assessing the merits of an investment and seek to achieve the best investment results for the funds they advise, consistent with stated investment goals and policies. We are concerned that the stockholder proposal, if implemented, would create a conflict of interest for our investment adviser subsidiaries in having to choose between their fiduciary duty to their clients to exercise investment discretion independently of the Company, and the social objectives of an indirect owner of our investment adviser subsidiaries (Mr. Rosenfeld).

The Franklin Templeton Investments organization considers human rights as part of the investment management process. We recognize that human rights, environmental, social and governance issues have the potential to affect the performance of an investment and, therefore, believe that consideration of these issues should be incorporated into mainstream investment analysis and decision-making processes. We believe that our investment approach, which considers these issues on an investment-by-investment basis and as part of the overall investment management process, is preferable to the approach recommended by this stockholder proposal.

The Company and its subsidiaries comply with all applicable legal and regulatory restrictions on investments. United States law prohibits investments in companies owned or controlled by the government of

Sudan. Our investment advisers are committed to complying fully with these investment sanctions and any additional investment sanctions that the United States government might enact with respect to companies doing business in Sudan or any other country. We recognize and respect that investors, including those investing in the funds our investment advisers manage, have other investment opportunities open to them should they wish to avoid investments in certain companies or countries. However, we do not believe that adding additional procedures limiting otherwise lawful investments and our investment advisers' ability to select the best investments for their investors would be in the best interests of our stockholders or the shareholders in the funds our subsidiaries advise.

An overwhelming majority of the Company's shareholders rejected this proposal last year. The proponent submitted an identical proposal for the 2013 Annual Meeting. Over 90% of the Company shares voting on the proposal either voted against the proposal or abstained; less than 9% of the Company's shares voting on the proposal were voted in favor of the proposal.

Accordingly, the Board recommends a vote AGAINST this proposal.

Exhibit D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2014

FRANKLIN RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-09318	13-2670991
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Franklin Parkway, San Mateo, California 94403
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (650) 312-2000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) At the annual meeting of the stockholders of Franklin Resources, Inc. (the "Company") held on March 12, 2014 (the "Annual Meeting"), the Company's stockholders approved the adoption of the Franklin Resources, Inc. 2014 Key Executive Incentive Compensation Plan.

A summary of the material terms of the Plan is set forth in the Company's definitive proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on January 23, 2014 (the "Proxy Statement") under the heading "Proposal No. 3 Approval of the Adoption of the Franklin Resources, Inc. 2014 Key Executive Incentive Compensation Plan." The summary in the Proxy Statement and the description of the Plan contained herein are qualified in their entirety by reference to the full text of the Plan which is attached hereto as Exhibit 10.1.

Item 5.07 Submission of Matters to a Vote of Security Holders.

The matters voted upon at the Annual Meeting and the results of the votes were as follows:

1. To elect 10 directors to the Board of Directors of the Company to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

   Each of the 10 nominees for director was elected, and the voting results are set forth below:

Name of Director	For	Against	Abstain	Broker Non-Votes
Samuel H. Armacost	517,568,926	4,305,866	1,136,845	25,191,991
Peter K. Barker	508,973,907	12,887,487	1,150,243	25,191,991
Charles E. Johnson	507,850,965	14,137,106	1,023,566	25,191,991
Gregory E. Johnson	512,910,415	8,426,146	1,675,076	25,191,991
Rupert H. Johnson, Jr.	508,543,841	13,467,672	1,000,124	25,191,991
Mark C. Pigott	521,031,118	835,195	1,145,324	25,191,991
Chutta Ratnathicam	519,902,870	1,950,936	1,157,831	25,191,991
Laura Stein	521,242,018	767,736	1,001,883	25,191,991
Anne M. Tatlock	498,423,649	23,519,413	1,068,575	25,191,991
Geoffrey Y. Yang	521,180,205	808,126	1,023,306	25,191,991

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2014.

   The ratification of the appointment of PricewaterhouseCoopers LLP was approved, and the voting results are set forth below:

For	Against	Abstain
544,759,693	2,438,774	1,005,161

3. To approve the adoption of the Franklin Resources, Inc. 2014 Key Executive Incentive Compensation Plan.

   The adoption of the Franklin Resources, Inc. 2014 Key Executive Incentive Compensation Plan was approved, and the voting results are set forth below:

For	Against	Abstain	Broker Non-Votes
514,268,374	7,279,350	1,463,913	25,191,991

4. To hold an advisory vote to approve the compensation of the Company's named executive officers.

The compensation of the Company's named executive officers as disclosed in the Proxy Statement was approved, and the voting results are set forth below:

For	Against	Abstain	Broker Non-Votes
516,431,994	5,099,262	1,480,381	25,191,991

5. To consider and vote on a stockholder proposal.

The stockholder proposal on genocide-free investing was not approved, and the voting results are set forth below:

For	Against	Abstain	Broker Non-Votes
28,841,884	454,964,633	39,205,120	25,191,991

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description
10.1	Franklin Resources, Inc. 2014 Key Executive Incentive Compensation Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRANKLIN RESOURCES, INC.

Date: March 13, 2014

/s/ Maria Gray
Name: Maria Gray
Title: Vice President and Secretary